SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
053774105
(CUSIP Number)
David Zales
SRS Investment Management, LLC
One Bryant Park
39th Floor
New York, New York 10036
(212) 520-7900

With a copy to:

Stephen Fraidin
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053774105	SCHEDULE 13D/A	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,189,300 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,189,300 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,189,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

* Calculated based on 74,356,513 shares of outstanding common stock, par value $0.01, of the Issuer outstanding as of February 14, 2020, as reported in the Issuer’s Form 10-K for the year ended December 31, 2019.

CUSIP NO. 053774105	SCHEDULE 13D/A	Page 3 of 5 Pages

1		NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,189,300 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,189,300 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,189,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Calculated based on 74,356,513 shares of outstanding common stock, par value $0.01, of the Issuer outstanding as of February 14, 2020, as reported in the Issuer’s Form 10-K for the year ended December 31, 2019.

CUSIP NO. 053774105	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 10, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Initial 13D.
This Amendment No. 10 amends Items 4, 6 and 7 as set forth below:
Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On February 23, 2020, the SRS Parties entered into a Third Amended and Restated Cooperation Agreement with the Issuer (the “Third Amended Cooperation Agreement”), whereby the parties agreed, among other things, that (i) during the Standstill Period (as defined below), the SRS Parties will be entitled to appoint three directors (the “SRS Directors”) to the board of directors of the Issuer (the “Board”), (ii) the Issuer will include each of Brian Choi, Jagdeep Pahwa and Karthik Sarma, who shall serve initially as the SRS Directors, and Bernardo Hees, Lynn Krominga, Glenn Lurie and Carl Sparks in its slate of nominees for election as directors at the Issuer’s next annual meeting of stockholders (the “2020 Annual Meeting”) and the Issuer will include the SRS Directors in its slate of nominees for election as directors at any meeting of stockholders during the Standstill Period at which directors are to be elected; (ii) effective following the 2020 Annual Meeting, the Board will take all necessary actions so that the size of the Board is no more than nine (9) directors; (iii) during the Standstill Period, SRS will be entitled to appoint the Vice Chairman of the Board and Mr. Pahwa will be the initial appointee as Vice Chairman; (iv) during the Standstill Period, SRS will be entitled to appoint one person to serve as a member of the Corporate Governance Committee and one person to serve as a Chair of the Compensation Committee and Mr. Choi will be the initial appointee to serve in both such roles; (v) upon the selection by the Board of the Chief Executive Officer, the Board will appoint the CEO to the Board; (vi) the Board will appoint, no later than ninety (90) days after the 2020 Annual Meeting, upon the recommendation of the Corporate Governance Committee of the Board, an additional independent director; (vii) the SRS Parties will abide by certain standstill provisions during the Standstill Period; and (viii) the SRS Parties will vote all voting securities of the Issuer owned by the SRS Parties in favor of the Issuer’s nominees and other ordinary course proposals at any stockholder meeting during the Standstill Period, subject to certain exceptions and, in the event that the SRS Parties acquire more than 25% of the outstanding voting securities of the Issuer, the SRS Parties will vote such shares in excess of 25% of the outstanding voting securities in the same proportion in which all other voting securities are voted. For purposes of the Third Amended Cooperation Agreement, the Standstill Period means the period from the date of the Third Amended Cooperation Agreement until the earlier of (i) December 31, 2021, (ii) the date on which the SRS Parties’ beneficial ownership is less than the greater of (x) 3,717,826 and (y) 5% of the outstanding voting securities of the Issuer and (iii) the date that is sixty (60) calendar days prior to the advance notice deadline for the Issuer’s 2022 annual meeting of stockholders.
The foregoing summary of the Third Amended Cooperation Agreement is qualified in its entirety by reference to the full text of the Third Amended Cooperation Agreement, which is attached hereto as Exhibit 99.6 and incorporated by reference herein.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 23, 2020, the Issuer and the SRS Parties entered into the Third Amended Cooperation Agreement, the terms of which are described in Item 4 of the Schedule 13D. The Third Amended Cooperation Agreement is attached hereto as Exhibit 99.6 and incorporated by reference herein.
Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit	Description
99.6	Third Amended and Restated Cooperation Agreement, dated February 23, 2020.
99.7	Joint Filing Agreement, dated February 24, 2020.

CUSIP NO. 053774105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 24, 2020

SRS INVESTMENT MANAGEMENT, LLC

	By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA
/s/ Karthik R. Sarma